Exhibit 4.2

ADDENDUM TO

AMENDED AND RESTATED

SERVICE MARK LICENSE AGREEMENT

Addendum to Amended and Restated Service Mark License Agreement (this “Addendum”) dated as of November 30, 2005, between AT&T Corp., a company incorporated under the laws of the state of New York (“AT&T”), and Alestra, S. de R.L. de C.V., a company organized under the laws of the United Mexican States (“Alestra”).

RECITALS

WHEREAS, AT&T, and Alestra are parties to that certain Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996, establishing Alestra for the purpose of providing telecommunications services in the United Mexican States (as amended by that certain Addendum to Second Amended and Restated Joint Venture Agreement dated as of November 30, 2005, and as the same may be amended from time to time, the “Joint Venture Agreement”); and

WHEREAS, in connection with the Joint Venture Agreement, AT&T and Alestra executed that certain Amended and Restated Service Mark License Agreement dated as of October 17, 1996, as amended (the “Original License Agreement”); and

WHEREAS, SBC Communications Inc., a company incorporated under the laws of the state of Delaware (“SBC”) and AT&T have entered into an Agreement and Plan of Merger among AT&T, SBC and Tau Merger Sub Corporation dated January 30, 2005, pursuant to which AT&T will become a wholly-owned subsidiary of SBC (the “SBC-AT&T Merger”); and

WHEREAS, AT&T and Alestra desire to amend the Original License Agreement in connection with certain amendments of the Joint Venture Agreement.

NOW THEREFORE, in consideration of the mutual promises and commitments set forth in this Addendum and for other good and valuable consideration, the receipt of which is hereby acknowledged, AT&T and Alestra do hereby agree to amend the Original License Agreement as follows:

1. Except where defined in this Addendum or where modified by this Addendum, the capitalized terms used in this Addendum shall have the meaning given them in the Original License Agreement.

2. The definition of Service Offerings in Section 1 is amended and restated in its entirety as follows:

“‘Service Offerings’: A Service Offering is any single provision of a specific telecommunications service to the relevant public which is a Business Plan Service (as defined in the Joint Venture Agreement) as of November 4, 2005, which are set forth on Schedule E of the Joint Venture Agreement, or such additional services as may be approved in writing expressly for purposes of inclusion as a Service Offering under this Agreement from time to time by Licensor in its sole and absolute discretion.”

3. Article 2 of the Original License Agreement is amended by adding a new Section 2.3 following the existing Section 2.2, as follows:

“2.3 Following the termination of the license granted by Section 2.1 upon the expiration of the Initial Transition Period, or if that period is extended, the Extended Transition Period, and notwithstanding anything to the contrary contained herein, Licensor grants to Licensee (subject to the provisions hereof), a limited, non-exclusive, royalty free, non-assignable, non-transferable permission to use the phrase “AT&T Global Services” for the limited purpose of providing AT&T Global Services (as such term is defined under, and in accordance with the terms pursuant to, that certain AT&T Global Network Cooperation Agreement by and between Licensor and Licensee, as amended from time to time, the “AGN Agreement”) within the Licensed Territory, for the term of the AGN Agreement (the “New License”). Licensee may only use the phrase “AT&T Global Services” in a manner in which Licensor has reviewed and consented to prior to such use by Licensee, which consent shall not be unreasonably withheld. Upon the expiration or the termination of the AGN Agreement, the New License shall terminate. During the time when the New License is in existence, the provisions of this Agreement which pertain solely to the license granted under Section 2.1, or which are inconsistent with the terms of the New License, shall have no further force and effect (including without limitation Section 2.2 and Article 5) and the remaining terms of this Agreement shall be interpreted so as to give effect to the grant of the New License in accordance with the terms hereof.”

4. Section 12.1(a) of the Original License Agreement is amended and restated in its entirety as follows:

“The license granted to Licensee under Section 2.1 of this Agreement (and all rights in favor of Licensee under Article 2) shall terminate on the earlier of (i) the date on which AT&T Telecom ceases to be a Partner of Licensee, or (ii) the termination of the Initial Transition Period (as hereafter defined) or, if applicable, the termination of the Extended Transition Period (as hereafter defined). The “Initial Transition Period” means the period starting the day following the consummation of the SBC-AT&T Merger and, subject to Licensee’s compliance with the following covenant, ending the earliest to occur of (x) eighteen (18) months after the consummation of the SBC-AT&T Merger, (y) the termination of this Agreement in accordance with Article 12 hereof, or (z) the occurrence of an insolvency event under Section 10.02 of the Joint Venture Agreement. Licensee covenants that during the Initial Transition Period Licensee shall either develop new marks or obtain a license from a third party to use new marks for use in connection with the Service Offerings (the “New Marks”), and within such Initial transition Period shall make a public announcement of such New Marks. If Licensee is in compliance with this covenant, then the Initial Transition Period shall be extended to a date that is the earliest to occur of (x) thirty-six (36) months from the date of the consummation of the SBC-AT&T Merger, (y) the termination of this Agreement in accordance with Article 12 hereof, or (z) the occurrence of an insolvency event under Section 10.02 of the Joint Venture Agreement (the “Extended Transition Period”), otherwise, the Initial Transition Period shall end on the date that is eighteen (18) months following the date of the consummation of the SBC-AT&T Merger. If Licensee qualifies for the Extended Transition Period and there is an Extended Transition Period, then during the period from the end of the sixth (6th) month following the Initial Transition Period to the end of the Extended Transition Period, Licensee may only use the Marks (x) in conjunction with the use of any New Marks developed or licensed by Licensee, (y) in a manner in which the Marks are not used as the primary indicia of origin and are used solely in a referential manner, and (z) with the prior review and consent of AT&T, which consent shall not be unreasonably withheld. By way of example, Licensee may use the AT&T name in a significantly smaller type face following the use of any New Mark, and also use accompanying language such as “formerly AT&T” as a tag line.”

5. Section 12.3 is amended by deleting subsections (a), (b) and (c) in their entirety and restating such Section in its entirety as follows:

“Upon the termination of the Agreement, or the grant of the license under Section 2.1, Licensee shall (unless Licensor consents in writing to the contrary) immediately, and permanently cease all use of the Licensed Marks and the Licensed Trade Dress and shall not use any confusingly similar name (including any trade name or business name or domain name), similar Mark or trade dress. Upon the termination of the grant of the license under Section 2.3, Licensee shall immediately and permanently cease the use of the Licensed Mark (and all related trade dress) and cease using the phrase “AT&T Global Services,” and (unless Licensor consents in writing to the contrary) Licensee shall have no further rights under this Agreement after such termination.

Upon termination of the license granted under Section 2.1 hereof, Licensor shall assign, without additional consideration, to Licensee its rights, title and interest in and to any Licensed Ancillary Service Marks, including the goodwill associated thereto, in the Licensed Territory that have been developed by Licensee. Notwithstanding the foregoing, Licensee shall have no rights to use (and shall not use) the name “AT&T” or any derivative thereof in connection with any Licensed Ancillary Service Marks.”

6. Licensor waives the Minimum Fee (and any other royalty due under the Original License Agreement) for the calendar year 2005, during the Initial Transition Period and if that period is extended, the Extended Transition Period; provided however, that this waiver shall terminate and be of no further force or effect in the event that (i) a transaction is executed as described in Section 8.03(h) of the Joint Venture Agreement, (ii) there is a termination or dissolution of Licensor in connection with Section 10.02 of the Joint Venture Agreement and Onexa is the Exiting Partner (as such term is defined in the Joint Venture Agreement), (iii) an event occurs giving rise to the right of AT&T to terminate the AGN Agreement, as amended (other than pursuant to the expiration of the AGN Agreement by its terms on June 30, 2010 or arising solely as a result of a transfer of AT&T’s interest in the Partnership that is not in conjunction with a transaction in connection with Sections 8.03(c) or 8.03(f) of the Joint Venture Agreement), (iv) in the event of fraud or intentional misconduct by Licensee against Licensor or its Affiliates by Onexa or its Affiliates, or (iv) a Force Majeure Termination Event (as such term is defined in Appendix 5 to the Joint Venture Agreement) has occurred and then to the extent provided by Appendix 5 to the Joint Venture Agreement. Upon the expiration of the Initial Transition Period, or if that period has been extended, the expiration of the Extended Transition Period, this waiver shall terminate, and be of no further force or effect after the date of such expiration. Licensor further waives the provisions of Section 4.1 of the Original Licensee Agreement during the Initial Transitional Period, and if that period has been extended, the expiration of the Extended Transition Period, in connection with the development and use of new Marks in compliance with the terms of this Addendum. Licensor and Licensee further agree that in the case of any conflict between the provisions of Sections 4.2 and 4.3 of the Original License Agreement and this Addendum, the provisions of this Addendum shall control.

7. This Addendum shall become effective upon the consummation of the SBC-AT&T Merger.

8. Except to the extent specifically provided hereby, the provisions of the Original License Agreement shall remain in full force and effect and the Original License Agreement shall terminate at the end of the Initial Transition Period or, if that period is extended, the Extended Transition Period.

9. This Addendum may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument.

Alestra, S. de R.L. de C.V.

By:
Name: Rolando Zubiran

Title: Chief Executive Officer

AT&T Corp.

By:
Name: Charles P. Allen

Title: Treasurer

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